SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TASTY BAKING COMPANY

(Name of Subject Company)

TASTY BAKING COMPANY

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

876553306

(CUSIP Number of Class of Securities)

Laurence Weilheimer

Senior Vice President and General Counsel

Navy Yard Corporate Center

Three Crescent Drive, Suite 200

Philadelphia, Pennsylvania 19112

(215) 221-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Eric D. Schoenborn

Stradley Ronon Stevens & Young, LLP

Woodland Falls Corporate Park

200 Lake Drive East, Suite 100

Cherry, Hill, NJ 08002

(856) 321-2413

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Tasty Baking Company, a Pennsylvania corporation (“Tasty”), on April 21, 2011, as amended by Amendments No. 1 and No. 2 filed by Tasty with the SEC on April 25, 2011 and May 2, 2011, respectively. The Statement relates to the offer by Compass Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Flowers Foods, Inc., a Georgia corporation (“Flowers”), to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty at a purchase price of $4.00 per share, net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2011, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Flowers and certain of its affiliates, including Merger Sub, with the SEC on April 21, 2011, as amended from time to time.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” under the heading “Background of the Merger” is hereby amended and supplemented by:

1. Adding the following after the second sentence in the seventh paragraph on page 13:

“Mr. Ksansnak and Mr. Pizzi contacted Mr. Deese as a courtesy because of their prior discussions in 2010 regarding a potential strategic transaction and the parties’ intention to have periodic contact in 2011.”

2. Adding the following after the first sentence in the eighth paragraph on page 13:

“Of the 70 potential parties, 47 were financial acquirers/investors and 23 were strategic acquirers/investors.”

3. Replacing the last sentence in the eighth paragraph on page 13 with the following:

“Based upon conversations that Janney had with certain of the parties following their review of the CIM, Tasty authorized Janney to invite ten of those parties (eight financial acquirers/investors and two strategic acquirers/investors) to meet with Tasty’s senior management team, tour Tasty’s bakeries, and access additional confidential information about Tasty. Those parties were selected based upon conversations between Tasty and Janney and their collective judgment and experience as well as information learned in conversations conducted by Janney with interested parties. The criteria considered included, but was not limited to, Janney’s and Tasty’s perceptions regarding the parties’ interest level, ability to close a transaction, ability to provide value to shareholders, ability to satisfy Tasty’s obligations under its Bank credit facility and experience in the consumer packaged goods industry.”

4. Adding the following after the second sentence in the fifth full paragraph on page 14:

“Janney noted that the ten parties consisted of nine financial acquirers/investors and one strategic acquirer.”

5. Adding the following at the end of the fifth full paragraph on page 14:

“Of the six parties who submitted Revised Proposals, five were from financial acquirers/investors and one was from a strategic acquirer.”

6. Adding the following as a new paragraph after the third full paragraph on page 15:

“The Revised Proposals from the three parties with whom further discussions were not pursued were recapitalization proposals with investments ranging from $30 million in convertible preferred stock to an aggregate of $130 million of senior secured indebtedness and convertible preferred stock.”

7. Adding the following at the end of the last sentence in the fifth paragraph on page 16:

“and its Initial Proposal.”

8. Adding the following at the end of the second sentence in the third paragraph on page 17:

“promptly given it would need to be disclosed to Flowers in connection with the Merger Agreement and Tasty did not want to provide Flowers with a last minute surprise that could compromise or significantly delay the execution of the Merger Agreement.”

Item 4, “The Solicitation or Recommendation” under the heading “Opinion of Financial Advisor” is hereby amended and supplemented by:

1. Adding the word “fiscal” before both 2010 and 2011 in the middle of the second sentence in the second full paragraph on page 28.

2. Adding a footnote 7 after the heading “Net Sales” for the 2010/2011 Projections on page 29 and the following shall be the footnote therefor:

“(7) Net Sales is calculated as Gross Sales less deductions from sales, including returns, promotions, discounts and allowances.”

3. Adding the following at the end of the second paragraph under the heading “Public Company Analysis” on page 24:

“A summary of certain key elements of this information for the selected companies is provided in the following table:

As of April 8, 2011
($ in millions, except per share data)		Market Statistics		Valuation Data
		Market	Enterprise	EV / Revenue		EV / EBITDA		PE Multiple
Ticker	Company	Cap.	Value	LTM	2011E	LTM	2011E	2011E
BAKED GOODS / SNACK FOODS
BIMBO A	Grupo Bimbo, S.A.B. de C.V.	$10,203	$12,709	1.34x	1.12x	10.1x	8.6x	17.3x
YZA	ARYZTA AG	4,244	5,918	1.23x	1.05x	10.5x	8.4x	11.4x
FLO	Flowers Foods, Inc.	2,514	2,641	1.03x	0.99x	9.1x	8.7x	17.6x
LNCE	Snyder’s-Lance, Inc.	1,327	1,592	N/A	0.97x	N/A	9.3x	19.5x
JJSF	J&J Snack Foods Corp.	879	762	1.08x	1.04x	7.1x	7.2x	18.3x
GLDC	Golden Enterprises Inc.	38	42	0.33x	N/A	4.8x	N/A	N/A

Source: Company filings, Capital IQ, Wall Street research, Bloomberg; as of 04/08/11; LTM figures as of 02/26/11 or latest filing.”

4. Adding a footnote 2 after the heading “EV / LTM – Adjusted Net Sales” in the Public Company Multiples table on page 25 and the following shall be the footnote therefor:

“(2) Last twelve months (“LTM”) Adjusted Net Sales is defined as net sales with adjustments for lost sales due to production cuts and excess returns that resulted from the integration of the new bakery at the Philadelphia Navy Yard.”

5. Adding a footnote 3 after the heading “EV / FY11E – Adjusted EBITDA” in the Public Company Multiples table on page 25 and the following shall be the footnote therefor:

“(3) FY11E Adjusted EBITDA is defined as operating income plus depreciation and amortization with adjustments for non-cash rental expense, non-cash equity compensation and strategic review costs.”

6. Adding a footnote 4 after the heading “EV / LTM – Adjusted EBITDA” in the Public Company Multiples table on page 25 and the following shall be the footnote therefor:

“(4) LTM Adjusted EBITDA is defined as operating income plus depreciation and amortization with adjustments for the costs of operating two facilities, start-up manufacturing variances, additional overtime related to variances, integration impact on sales, new facility impact on returns, restructuring expenses, other integration expense, A&P bankruptcy, non-cash building rentals, strategic review costs and non-cash equity compensation.”

7. Adding a footnote 5 after the heading “P / FY11E – Adjusted Earnings” in the Public Company Multiples table on page 25 and the following shall be the footnote therefor:

“(5) FY11E Adjusted Earnings is defined as net income with adjustments for the same items as described in footnote 3 above.”

8. Adding a footnote 6 after the heading “P / LTM – Adjusted Earnings” in the Public Company Multiples table on page 25 and the following shall be the footnote therefor:

“(6) LTM Adjusted Earnings is defined as net income with adjustments for the same items as described in footnote 4 above.”

9. Revising footnote 1 to the Public Company Multiples table on page 25 to now read as follows:

“NMF represents a not meaningful result due to a negative parameter as compared to $0.00 per share which represents an implied value for Tasty that is less than or equal to the value of the debt.”

10. Adding the following in lieu of the second paragraph (including the table therein) under the heading “Precedent Transaction Analysis” on page 25:

“These transactions are listed in the table below by acquirer/target and date of closing, and the table includes information regarding the Enterprise Value (EV); EV/Net Sales; and EV/EBITDA:

($ in millions)
Closed Date	Acquirer	Target	Enterprise Value	Enterprise Value /
				Net Sales	EBITDA
12/06/10	Lance, Inc. (NasdaqGS: LNCE)	Snyder’s of Hanover	$758.2	1.12x	11.1x

07/08/10	ARYZTA AG (ISE:YZA)	Fresh Start Bakeries, Inc.	900.0	1.13x	8.1x

03/19/10	CSM Bakery Supplies North America	Best Brands Corporation	510.0	0.95x	8.5x

01/21/09	Grupo Bimbo SA	Weston Foods	2380.0	1.08x	8.7x

08/11/08	Flowers Foods, Inc.	Holsum Bakery, Inc.	150.0	1.03x	—

08/04/08	Flowers Foods, Inc.	Southern Bakeries, Inc. (ButterKrust Bakery)	90.0	1.23x	—

04/01/08	Vivartia S.A.	Nonni’s Food Company, Inc.	320.0	1.71x	10.0x

03/19/07	Ralcorp Holdings, Inc.	Bloomfield Bakers	139.6	0.74x	—

11/02/06	IAWS Group plc	Otis Spunkmeyer Holdings Inc	561.0	1.67x	11.7x

05/11/06	Dawn Food Products, Inc.	Countryside Baking Company Inc.	23.0	1.24x	—

03/31/06	Sara Lee Corp.	Butter Krust Baking Co., Inc.	72.0	0.90x	—

02/18/06	Flowers Foods, Inc.	Derst Baking Company, LLC	35.0	0.70x	—

Source: CapitalIQ, press release, company investor presentations, other public filings.”

11. Adding a footnote 1 after the heading “EV / LTM – Adjusted Net Sales” in the Precedent Transaction Multiples table on page 26 and the following shall be the footnote therefor:

“(1) See footnote 2 to Public Company Multiples table on page 25.”

12. Adding a footnote 2 after the heading “EV / LTM – Adjusted EBITDA” in the Precedent Transaction Multiples table on page 26 and the following shall be the footnote therefor:

“(1) See footnote 4 to Public Company Multiples table on page 25.”

13. Adding the following before the last sentence of the second paragraph under the heading “Illustrative Leverage Buyout and Discounted Cash Flow Analysis” on page 26:

“The assumptions and estimates used in this analysis were based upon Janney’s professional judgment and experience in providing these types of services as well as Janney’s familiarity with Tasty and its business.”

14. Adding the following before the last sentence of the third paragraph under the heading “Illustrative Leverage Buyout and Discounted Cash Flow Analysis” on page 26:

“The assumptions and estimates used in this analysis were based upon Janney’s professional judgment and experience in providing these types of services as well as Janney’s familiarity with Tasty and its business.”

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Item 5, “Person/Assets, Retained, Employed, Compensated or Used,” is hereby amended and supplemented by deleting the last paragraph on page 30 in its entirety and replacing it with the following:

“Pursuant to the terms of an engagement letter dated December 22, 2010 (the “Engagement Letter”), Tasty is obligated to pay Janney a fee for its services of $100,000 in the aggregate and $300,000 for the rendering of its opinion as to whether the consideration to be received by holders of Shares pursuant to the Offer and Merger is fair from a financial point of view to such holders, which fees are not contingent upon the successful completion of the Offer or Merger. Janney may also be paid a fee currently estimated to be approximately $1,958,151 (calculated as a percentage of the total consideration paid and the principal amount of indebtedness assumed in connection with the Offer and Merger), less the prior service fees and fees paid for rendering its opinion, which fee is contingent upon the successful completion of the Offer and Merger. The actual amount of this contingent fee is subject to adjustment based on the final balance sheet at closing. In addition to these fees payable to Janney pursuant to the Engagement Letter, Tasty has agreed to reimburse Janney for its reasonable out-of-pocket expenses in connection with its services and for the rendering of its opinion, provided that these expenses cannot exceed a cap of $40,000 without the consent of Tasty. Tasty also agreed to indemnify Janney, its affiliates and each of its directors, officers, managers, members, agents, employees and controlling persons against certain liabilities.”

Item 5, “Person/Assets, Retained, Employed, Compensated or Used,” is hereby amended and supplemented by adding the following after the last paragraph on page 30:

“Other than services rendered in connection with the Engagement Letter, Janney has not provided services to Tasty or Flowers in the past two years.”

Item 6.	Interest in Securities of the Subject Company.

Item 6, “Interest in Securities of the Subject Company,” is hereby amended and supplemented by adding the following at the end of the sole paragraph on page 31:

“In addition, it is expected that on May 12, 2011 Mr. Weilheimer will surrender approximately 1,861 Shares to Tasty for the payment of taxes on shares of Restricted Stock that will vest on May 12, 2011.”

Item 8.	Additional Information.

Item 8, “Additional Information,” under the heading “Litigation” is hereby amended and supplemented by deleting the section in its entirety and replacing it with the following section which contains updated information:

A. Michelsen and Enochs v. Tasty Baking Company, et al.

On April 21, 2011, a Verified Shareholder Derivative and Class Action Complaint was filed in Michelsen and Enochs v. Tasty Baking Company, et al., No. 11-04-02487, in the Court of Common Pleas of Philadelphia County, Pennsylvania (“Michelsen Complaint”). The Michelsen Complaint named as defendants the members of Tasty’s Board of Directors, as well as Tasty, Flowers and Flowers Bakeries, LLC, a Georgia limited liability company and wholly-owned subsidiary of Flowers (“Flowers Bakeries”). The Michelsen Complaint alleged, among other things, that Tasty’s directors breached their fiduciary duties to Tasty’s shareholders in connection with the Offer and the Merger, and further claimed that Flowers and Flowers Bakeries aided and abetted those alleged breaches of fiduciary duty. The Michelsen Complaint further alleged that Tasty’s directors engaged in the waste of Tasty’s assets by entering into the Merger Agreement. The Michelsen Complaint also alleged that the Offer and Merger between Tasty and Flowers involves an unfair price, an unfair and self-serving sales process with preclusive deal protection devices, and that Tasty’s directors agreed to the transactions to benefit themselves personally. The Michelsen Complaint sought rescission of the Merger Agreement and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

B. Paul F. Ringheiser III v. Tasty Baking Company, et al.

On April 27, 2011, a Verified Shareholder Derivative and Class Action Complaint was filed in Paul F. Ringheiser III v. Tasty Baking Company, et al., No. 11-04-02927, in the Court of Common Pleas of Philadelphia County, Pennsylvania (the “Ringheiser Complaint”). The Ringheiser Complaint named as defendants the members of Tasty’s Board of Directors, as well as Tasty, Flowers and Flowers Bakeries. The Ringheiser Complaint alleged, among other things, that Tasty’s directors breached their fiduciary duties to Tasty’s shareholders in connection with the Offer and the Merger, and further claimed that Flowers and Flowers Bakeries aided and abetted those alleged breaches of fiduciary duty. The Ringheiser Complaint further alleged that Tasty’s directors engaged in the waste of Tasty’s assets by entering into the Merger Agreement. The Ringheiser Complaint also alleged that the Offer and Merger between Tasty and Flowers involves an unfair price, an unfair and self-serving sales process with preclusive deal protection devices, and that Tasty’s directors agreed to the transactions to benefit themselves personally. The Ringheiser Complaint alleged additionally that the Top-Up Option will have a dilutive effect on appraisal value. The Ringheiser Complaint sought rescission of the Merger Agreement and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

C. Joan Taylor v. Tasty Baking Company, et al.

On April 29, 2011, a Verified Shareholder Derivative Complaint was filed in Joan Taylor v. Tasty Baking Company, et al., No. 11-05-00004, in the Court of Common Pleas of Philadelphia County, Pennsylvania (the “Taylor Complaint”). The Taylor Complaint named as defendants the members of Tasty’s Board of Directors, as well as Tasty, Flowers and Flowers Bakeries. The Taylor Complaint alleged, among other things, that Tasty’s directors breached their fiduciary duties to Tasty’s shareholders in connection with the Offer and the Merger, and further claimed that Tasty and Flowers Bakeries aided and abetted those alleged breaches of fiduciary duty. The Taylor Complaint further alleged that Tasty’s directors engaged in the waste of Tasty’s assets by entering into the Merger Agreement. The Taylor Complaint also alleged that the Offer and Merger between Tasty and Flowers involves an unfair price, an unfair and self-serving sales process with preclusive deal protection devices, and that Tasty’s directors agreed to the transactions to benefit themselves personally. The Taylor Complaint alleged additionally that the disclosures contained in the Statement omit material information about the Offer and Merger. The Taylor Complaint sought rescission of the Merger Agreement and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

D. David Raul Demand

On April 27, 2011, Tasty’s Board of Directors received a written shareholder litigation demand (the “Demand”) on behalf of a shareholder, David Raul, alleging breaches of fiduciary duty by the Board and management in connection with the Offer and the Merger, and demanding that the Board take action to ensure that the consideration provided in the Offer is fair to Tasty and its shareholders, and to otherwise recover, for Tasty’s benefit, the damages described in the letter. The Demand threatens that Mr. Raul will commence a shareholder derivative suit on behalf of Tasty absent immediate action by the Board to that effect. To Tasty’s knowledge, no complaint has been filed in connection with this Demand.

E. Consolidation of Pending Actions

On May 11, 2011, by agreement of the parties, a Stipulation to Consolidate was filed with the Court of Common Pleas, Philadelphia County, Pennsylvania with regard to the actions described in the Michelsen Complaint, the Ringheiser Complaint and the Taylor Complaint. If approved by the Court, this will consolidate these proceedings before the Court of Common Pleas, Philadelphia County, Pennsylvania. The consolidated action will be entitled In re Tasty Baking Company Shareholder Litigation, Case No. 11-04-02487 (the “Consolidated Action”).

F. Settlement

The defendants named in the Consolidated Action (the “Defendants”) believe that the Consolidated Action is entirely without merit, and that they have valid defenses to all claims raised by David Raul and the plaintiffs named in the Consolidated Action (collectively, the “Plaintiffs”). Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the Plaintiffs’ claims, to avoid the costs, disruption and distraction associated with such litigation, on May 11, 2011, the Defendants entered into a Memorandum of Understanding (“MOU”) with the Plaintiffs. Under the MOU, the Plaintiffs and the purported class of Tasty shareholders they represent will dismiss the Consolidated Action with prejudice, withdraw the Demand and discharge and release the Defendants, their agents, advisors and certain affiliated parties from and against all direct, derivative, legal or equitable claims, known and unknown, that are based on, arise out of or relate in any way, directly or indirectly, to the allegations and claims in the Consolidated Action, the Demand, the Contemplated Transactions, the negotiations and deliberations related to the Merger Agreement, the various public filings relating to the Contemplated Transactions and certain other potential legal or equitable claims described more fully in the MOU. In exchange for such settlement and release, the parties agreed, after arm’s length discussions between and among the Defendants and Plaintiffs, that Tasty would provide additional supplemental disclosures to the Statement (such disclosures being set forth in this Amendment), although Tasty does not make any admission that such additional supplemental disclosures are material as a matter of law or in the context of a shareholder’s decision to tender Shares into and accept the Offer. After reaching agreement on the substantive terms of the settlement, the parties also agreed that the Plaintiffs may apply to the court for an award of reasonable attorneys’ fees and expenses and that Tasty, or its successor, will pay to Plaintiffs’ counsel an amount not more than $250,000 as is approved by court order. The settlement, including the payment by the Defendants of any such fees and expenses, is also contingent upon, among other things, consummation of the Contemplated Transactions and the approval of the Court of Common Pleas, Philadelphia County, Pennsylvania. The MOU recognizes, among other things, that the parties will cooperate and use their best efforts to execute a Stipulation of Settlement and present the Stipulation of Settlement and such other documentation as may be required by the court within forty-five (45) days from the date of the MOU in order to obtain court approval of the settlement.

The MOU provides that Tasty and the members of its Board of Directors deny that they committed any violation of law or breach of duty or acted improperly in any way, and they believe that they acted properly at all times and that the Consolidated Action has no merit, but wish to settle the Consolidated Action in order to avoid the costs, disruption and distraction of further litigation. In the event that the MOU is not approved and the conditions described above are not satisfied, the Defendants will continue to vigorously defend the Consolidated Action.

This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(13) to the Statement and which is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

(a)(13)	Memorandum of Understanding, In re Tasty Baking Company Shareholder Litigation, Docket Number 11-04-02487, dated May 11, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tasty Baking Company

By:	/s/ Paul D. Ridder
Name:	Paul D. Ridder
Title:	Senior Vice President and Chief Financial Officer

Dated: May 11, 2011